SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “ePLDT’s BPO Subsidiary Acquires Laguna Medical Systems, Inc.” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

September 2, 2009

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT’s BPO Subsidiary Acquires Laguna Medical Systems, Inc.” ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

September 2, 2009

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT’s BPO Subsidiary Acquires Laguna Medical Systems, Inc.” ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  September 2, 2009

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “ePLDT’s BPO Subsidiary Acquires Laguna Medical Systems, Inc.” ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: September 2, 2009

Exhibit 1

SPi

ePLDT's BPO Subsidiary Acquires Laguna Medical Systems, Inc

SPi Expands Healthcare Platform by Adding Medical Coding

Consulting Services to Its Portfolio

Washington, DC September 1, 2009 - SPi, a leading global business process outsourcing (BPO) company, today announced that it has acquired Laguna Medical Systems, Inc (LMS) for an aggregate purchase price of US $8.25 million.

LMS has 50+ regionally-based consultants who assist more than 200 hospitals to achieve coding and billing compliance and to optimize entitled reimbursements for patient services. The 22-year-old company also offers Recovery Audit Contractor (RAC) defense and recovery services to help healthcare providers manage and defend RAC audits.

Peter Maquera, President and CEO of SPi, said, "As a result of the significant focus on healthcare reform in the US, we have been actively tracking companies in the coding compliance space with the goal of finding one to acquire whose corporate culture and values match our own. LMS fits the bill. Their capabilities nicely complement our existing medical transcription, billing and revenue cycle management services and provide an excellent, new entry point for us into this rapidly growing $25 billion industry." Maquera went on to say, "The inclusion of LMS’s service offerings in our Healthcare portfolio allows us to strengthen our relationships with the more than 400 hospitals, multi-specialty clinics and physician practices that we currently serve, and it increases our Healthcare-specific employee base to more than 2,000 worldwide."

The US healthcare industry accounts for 16% of US GDP and is the largest segment in the US economy. With the US government now requiring healthcare providers to achieve a 95% or greater accuracy rate on medical coding, inexperienced healthcare providers with limited resources are expected to struggle to meet this requirement, enhancing growth opportunities for well-funded and managed service providers in the coding compliance consulting market. Add to this that the US government’s RAC program is soon to expand from just hospitals to physicians in all states and the rationale for entering this coding marketplace becomes even stronger.

"SPi’s acquisition of LMS is an excellent example of how we are executing on our strategic plan to accelerate growth and strengthen our position in the BPO arena," stated Ray C. Espinosa, President and CEO of ePLDT. Espinosa went on to say, "Recognizing the rapid and continued growth in the healthcare industry, we are committed to expanding our platform in this area and are delighted to be adding another annuity-based business to our overall BPO portfolio."

Exhibit 1

Mike Beninato, President and CEO of SPi’s wholly-owned medical billing and revenue cycle management company, Springfield Service Corporation (SSC), said “SSC’s management team is equally pleased with the acquisition of LMS and looks forward to merging its service offerings with our own." He added, "As it is becoming increasingly important for healthcare providers to significantly improve their efficiency while simultaneously lowering their costs, LMS’s coding, audit and compliance consulting services, along with the rest of SPi’s offerings, provide a critical set of capabilities for organizations navigating their way through today’s ever-changing healthcare landscape. We look forward to working with LMS to integrate its offerings with ours and to achieve continued growth and profitability together in the years ahead."

About ePLDT

ePLDT, Inc., a wholly-owned subsidiary of telecommunications giant Philippine Long Distance Telephone Company, is an information and communications technology company providing enabling infrastructure and services focusing on next-generation communications, connectivity and content to corporate clients and consumers. PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depository Shares are listed on the New York Stock Exchange (NYSE:PHI).

For more information on ePLDT, visit www.epldt.com.

About SPi

SPi, a wholly-owned subsidiary of ePLDT, is a leading full-service global BPO solutions provider with offices and facilities across North America, Europe and Asia. SPi has over 7,000 employees delivering a wide range of content outsourcing services to diversified markets, including Healthcare, Legal, and Publishing. SPi consistently improves operating efficiency, lowers costs, and helps to strengthen the competitive position of more than 500 clients worldwide.

For more information on SPi, visit www.spi-bpo.com.

*********

CONTACTS:

May Dizon

SPi, Director of Global Marketing

(632) 855 8655

m.dizon@spi-bpo.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : Florentino D. Mabasa,Jr. Title : First Vice President, Legal Services Head and Assistant Corporate Secretary

Date: September 2, 2009